EXHIBIT 99.1
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PRESS RELEASE



                      ABITIBI-CONSOLIDATED ANNOUNCES A

                PRIVATE OFFERING OF US$400 MILLION OF NOTES


MONTREAL, June 10, 2004 - Abitibi-Consolidated Inc. (TSX: A); (NYSE: ABY) today announced a private offering of US$200 million floating rate notes due 2011 and US$200 million 7.75% notes due 2011. The Notes will be issued by Abitibi-Consolidated Company of Canada, and will be unconditionally guaranteed by Abitibi-Consolidated Inc. The closing of the transaction is scheduled for June 15, 2004, subject to customary conditions.

The net proceeds from the offering will be used to reduce outstanding debt under Abitibi-Consolidated's existing revolving credit facility, to repay the US$118 million floating-rate term loan maturing on June 30, 2004 of Alabama River Newsprint Company, which recently became a wholly-owned subsidiary of Abitibi-Consolidated, and for general corporate purposes, which may include the repayment of other existing indebtedness.

This press release does not constitute an offer of securities for sale in the United States. The offering is being made on a private placement basis to qualified institutional buyers in the United States in reliance upon Rule 144A under the U.S. Securities Act of 1933, as amended, and outside the United States, to persons other than U.S. persons in offshore transactions meeting the requirements of Rule 903 of Regulation S under the Securities Act. The Notes have not been, and will not be, registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Notes have not been qualified for sale under the securities laws of any province or territory of Canada or any other jurisdiction and may not be offered, sold or delivered in Canada or any other jurisdiction except in compliance with applicable laws.


FOR FURTHER INFORMATION:

INVESTORS:
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Lorne Gorber
Manager, Investor Relations
(514) 394-2360
lorne_gorber@abitibiconsolidated.com

MEDIA:
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Marc Osborne
Manager, Corporate communications and Media Relations
(514) 394-2340
marc_osborne@abitibiconsolidated.com